SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Darkstar Ventures, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

237247101

(CUSIP Number)

Avraham Bengio

7 Eliezri Street

Jerusalem, Israel

+972-54-459-2892

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

with a copy to:

Carl M. Sherer, Esq.

Rimon, PC

245 Park Avenue

39th Floor

New York, New York 10167

(212)363-0270 Extension 210

May 14, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Avraham Bengio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	54,645,000
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	54,645,000
	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,645,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.00% (1)
14	TYPE OF REPORTING PERSON IN

(1)	* All percentage calculations set forth herein assume that there are 107,145,000 shares of Common Stock outstanding, based on information provided by Darkstar Ventures, Inc.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.0001 per share (the “Common Stock”), of Darkstar Ventures, Inc., a Nevada corporation (the “Issuer”).

The address of the principal executive offices of the Issuer is 410 Park Avenue, 15th Floor, New York, New York 10022.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed by Avraham Bengio (the “Reporting Person”).

(b)	The principal business address of the Reporting Person is 7 Eliezri Street, Jerusalem Israel.

(c)	Avraham Bengio is a private investor, and is the President, Treasurer, Chief Executive Officer, Chief Financial Officer, and a Director of the Issuer.

(d)	No Reporting Person has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Bengio is a citizen of the State of Israel.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 14, 2015, the Reporting Person purchased the securities from Mr. Chizkiyahu Lapin in a private transaction for $307,550 in cash.

Item 4.	Purpose of Transaction.

On May 14, 2015, Mr. Avraham Bengio purchased 54,645,000 shares of the Issuer’s Common Stock from Mr. Chizkiyahu Lapin for $307,550 in cash in a private transaction.

Mr. Bengio is examining possible alternate businesses for the Company, but no decisions have yet been made.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date of this report, Mr. Bengio owns 54,645,000 shares of Common Stock.

These 54,645,000 shares of Common Stock represent 51% of the Common Stock issued and outstanding, based on 107,145,000 shares of Common Stock outstanding, based on information provided by Darkstar Ventures, Inc.

(b)	During the 60 days immediately preceding the date of this report, all transactions involving the Reporting Person in a manner affecting the securities of the Issuer have been described in Items 3 and 4 above.

(d)	Other than the Reporting Person, no other person is known to have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock held by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

All contracts, arrangements, understandings and relationships relating to the Reporting Person with respect to the securities of the Issuer are described above in this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 18, 2015

By:	/s/ Avraham Bengio
Avraham Bengio

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